November 12, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

The Huntington Funds

CIK 0000810695

(File No. 811-05010)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Elizabeth Bentzinger of the staff of the Securities and Exchange Commission (the “SEC”) on November 6, 2015, pertaining to the preliminary proxy statement on Schedule 14A that was filed by The Huntington Funds (the “Trust”) on October 30, 2015. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please incorporate any relevant comments provided by the staff of the SEC on the preliminary proxy statement filed by the Huntington Strategy Shares to the proxy filing by the Trust as well.

Response: The relevant information has been incorporated as requested.

2.	Comment: In the notice to contract owners, please clarify whether the voting instructions must be sent to the Trust or to the insurance companies.

Response: The relevant information has been revised to clarify that voting instructions should be sent to the insurance companies.

3.	Comment: Because shareholders of all funds will not vote on each item, please list the proposals in tabular form, as required under Item 22(a)(3)(ii) of Schedule 14A.

Response: The disclosure has been revised as requested.

4.	Comment: In the list of items to be voted on by shareholders, Item 3 should list Rational Advisors, Inc. as “Huntington Asset Advisors, Inc. (to be renamed Rational Advisors, Inc.)” to avoid confusion or the appearance that it is a separate entity.

Response: The disclosure has been revised as requested.

5.	Comment: In the last paragraph of the Introduction describing Proposal 2, please revise to explain that the New Advisory Agreement will lead to higher expense caps and that the Advisor will manage the Funds differently such that the names, investment strategies and risks may change, and provide a cross reference to Appendix A.

Response: The relevant information has been revised as requested.

6.	Comment: In the last sentence of the last paragraph of the Introduction describing Proposal 2, please revise to state that the Funds’ names are also changing.

Response: The relevant information has been revised as requested.

7.	Comment: Because the expense limits of the Funds may go up, provide a table for Proposal 2 showing the current and pro forma fees and expense examples using the format required under Form N-1A, as required under Item 22(a)(3)(iv) of Schedule 14A.

Response: The relevant information has been included as Appendix C.

8.	Comment: In the first paragraph of The New Advisory Agreement section in Proposal 2, please revise to explain that the New Advisory Agreement will lead to higher expenses and that the Advisor will manage the Funds differently such that the names, investment strategies and risks may change, and provide a cross reference to Appendix A.

Response: The relevant information has been revised as requested.

9.	Comment: In the Basis for the Board Recommendation of Proposal 2, please explain why it includes the discussion of the appointment of Cambridge as a subadvisor.

Response: The relevant information has been revised to more accurately reflect the Board’s considerations.

10.	Comment: In the third bullet point under the Basis for the Board Recommendation of Proposal 2, please add a statement that the expense limitation of some funds will be higher.

Response: The disclosure has been added as requested.

11.	Comment: In the last paragraph of the Introduction describing Proposal 3, please revise to explain that the New VA Advisory Agreement will lead to higher expenses and that the Advisor will manage the VA Funds differently such that the names, investment strategies and risks may change, and provide a cross reference to Appendix B.

Response: The relevant information has been revised as requested.

12.	Comment: In the first paragraph of The New VA Advisory Agreement section in Proposal 3, please revise to explain that the New VA Advisory Agreement will lead to higher expenses and that the Advisor will manage the Funds differently such that the names, investment strategies and risks may change, and provide a cross reference to Appendix B.

Response: The relevant information has been revised as requested.

13.	Comment: Because the expenses of the VA Funds will go up, provide a table for Proposal 3 showing the current and pro forma fees and expense examples using the format required under Form N-1A, as required under Item 22(a)(3)(iv) of Schedule 14A.

Response: The relevant information has been included as Appendix D.

14.	Comment: In the second bullet point under the Basis for the Board Recommendation of Proposal 3, disclose whether the Board considered the factors set out in Item 22(c)(11)(i) of Schedule 14A and the Instructions thereto.

Response: The relevant information has been added as requested.

15.	Comment: Explain supplementally whether the Trust will amend its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 to reflect the new 12b-1 fees.

Response: The Registrant confirms that it will update the Trust’s registration statement to reflect the new 12b-1 fees.

16.	Comment: Confirm supplementally that changes to the names and principal investment strategies of each fund can be done without shareholder approval.

Response: The Registrant confirms that the changes to the names and investment strategies of the funds do not require shareholder approval.

17.	Comment: Explain supplementally whether the Trust will amend its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 to reflect the changes described in Appendix A and B.

Response: The Registrant confirms that it will update the Trust’s registration statement to reflect the changes that are described in Appendix A and B.

18.	Comment: Please include the Tandy representations.

Response: The requested disclosure has been provided below.

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In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

Enclosures

cc:	Daniel Brewer

Jay S. Fitton, Esq.

David C. Mahaffey, Esq.